As filed with the Securities and Exchange Commission on October 29, 2007

Registration No. 333-146645

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

012 SMILE.COMMUNICATIONS LTD.

(Exact Name of Registrant as Specified in its Charter)

State of Israel	8413	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

25 Hasivim Street,

Petach-Tikva, 49170 Israel

972-72-2002111

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue, Suite 204

P.O. Box 885

Newark, Delaware 19715

Tel. (302) 738-6680

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Steven J. Glusband, Esq. Anna Maria Vistica, Esq. Karmit Galili, Esq. Carter Ledyard & Milburn LLP Two Wall Street New York, NY 10005 Tel: 212-732-3200 Fax: 212-732-3232	Moshe H. Ne’eman, Adv. Itai Leshem, Adv. Ami Barlev, Adv. Shibolet & Co. Museum Tower 4 Berkowitz Street Tel-Aviv 64238 Tel: 972-3-777-8333 Fax: 972-3-777-8444	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Tel: 212-735-3000 Fax: 212-735-2000	Alon Sahar, Adv. Hanan Haviv, Adv. Eyal Orgad, Adv. Herzog, Fox & Neeman Asia House 4 Weizmann St. Tel Aviv 64239, Israel Tel: 972-3-692-2020 Fax: 972-3-696-6464

Approximate date of commencement of proposed sale to the public:    As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Amendment No. 4 to the Form F-1 is being filed in order to resubmit Exhibit 10.12.

Part II

Information Not Required in Prospectus

Item 6. Indemnification of Directors, Officers and Employees

Section 258 of the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, prohibits a company from exculpating an officer or director from liability for the breach of his duty of loyalty. The company may exculpate an officer or director from liability for the breach of his duty of care, may insure his liability for a breach of the duty of loyalty and the duty of care, or indemnify him for such breach, but only in accordance with the sections below.

Section 259 of the Israeli Companies Law permits a company to provide in its articles of association that an officer or a director of the company may be exculpated, to the extent provided in the articles of association, from liability for the breach of his duty of care, except for a breach of the duty of care in case of a prohibited dividend distribution and other prohibited distributions.

Section 260(a) of the Israeli Companies Law permits a company to provide in its articles of association that the company may indemnify an officer or a director for acts or omissions performed by the office holder in such capacity, for the following liabilities or expenses:

•	Financial liability incurred pursuant to a judgment, including a settlement or arbitration decision approved by a court, in favor of another person;

•

Reasonable legal expenses, including attorney fees, incurred pursuant to an investigation or a procedure commenced against the director or the officer by a competent authority, and that was concluded without any indictment being filed and without any financial liability imposed on the office holder in exchange for a criminal procedure, or that was concluded without any indictment being filed but with a the imposition of a financial liability in exchange for a criminal procedure in an offence that does not require proof of criminal intent;

•

Reasonable legal expenses, including attorney fees, incurred by the director or officer or which were imposed on him by a court in an action brought against the director or officer by or on behalf of the company or others; and

•

Reasonable legal expenses, including attorney fees, incurred by the director or officer or which were imposed on him by a court in defending criminal charges of which the director or officer was acquitted, or as a result of a criminal charge that does not require proof of criminal intent of which the director or officer was convicted.

Section 260(b) of the Israeli Companies Law specifies that a company may undertake in advance to indemnify a director or officer in respect of the foregoing liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. An undertaking by a company to indemnify a director or officer in advance for a financial liability incurred pursuant to a judgment, settlement or court-approved arbitration award must be limited to foreseeable liabilities in light of the actual activities of the company when it provided the undertaking and reasonable amounts or criteria determined by the board of directors.

Section 261 of the Israeli Companies Law permits a company to provide in its articles of association that the company may insure a director or an officer with regard to acts or omissions performed by him or her in their capacity as a director or an officer. This insurance may cover:

•	Liability for breach of the duty of care to the company or others;

•	Liability for breach of the duty of loyalty, provided that the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; and

•	Financial liabilities imposed for the benefit of a third party.

Section 263 of the Israeli Companies Law specifically limits the scope of these provisions and provides that a company may not indemnify an officer or director, nor exculpate an officer or director, nor enter into an insurance contract that would provide coverage for any financial liability incurred as a result of any of the following:

•

A breach by the officer or director of the duty of loyalty, unless with respect to indemnification and insurance the officer or director acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	An intentional or reckless breach by the officer or director of the duty of care, except for a breach that was committed due to negligence;

•	Any act of omission committed with the intent to unlawfully derive a personal benefit; and

•	Any fine levied against the director or officer.

Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, an undertaking to indemnify, or indemnification of, a director or officer must be approved by the audit committee and the board of directors and, if such office holder is a director, also by the shareholders.

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. Our officers and directors are covered by the directors’ and officers’ liability insurance policy of Internet Gold that provides coverage of not more than $5 million for any one matter and in the aggregate. Prior to the completion of this offering we may increase the coverage for our officers and directors to $10 million and intend to undertake to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $15 million, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy.

The form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of the underwriters by the registrant for certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 7. Recent Sales of Unregistered Securities

In September 2007 and October 10, 2007, we resolved to issue 16,715,860 of our ordinary shares to our parent company, Internet Gold, in consideration for the contribution by Internet Gold of its communications business to us. Such issuance was exempt from registration under the Securities Act of 1933, as amended, because the issuance was made pursuant to Regulation S under the Securities Act or pursuant to an exemption afforded by Section 4(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

The following is a list of exhibits filed as part of this registration statement:

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement**

4.1	Memorandum of Association of the Registrant**

4.2	Articles of Association of the Registrant**

4.3	Specimen of Ordinary Share Certificate**

5.1	Opinion of Shibolet & Co. regarding legality of the securities being registered**

5.2	Opinion of Carter Ledyard & Milburn LLP as to tax matters**

10.1	Trust Deed between the Registrant and Shiff Hezenfortz Trustees (2004) Ltd. dated March 8, 2007**

10.2	Form of Smile.Communications Series A Debenture Certificate for Notes issued in March and May 2007**

10.3	Form of Registration Rights Agreement among the Registrant, Internet Gold-Golden Lines Ltd. and Eurocom Communications Ltd.**

Exhibit No.	Description of Exhibit

10.4	Agreement dated July 25, 2006 among Internet Gold-Golden Lines Ltd., Fishman Family Properties Management (1988) Ltd., Monitin Media Ltd. and 012 Golden Lines Ltd. for the acquisition by Internet Gold of a 60% interest in 012 Golden Lines Ltd.**

10.5	Amendment dated August 1, 2006 to the Agreement dated July 25, 2006 among Internet Gold—Golden Lines Ltd., Fishman Family Properties Management (1988) Ltd., Monitin Media Ltd. and 012 Golden Lines Ltd. for the acquisition by Internet Gold of 60% interest in 012 Golden Lines Ltd.**

10.6	Amendment dated December 20, 2006 to the Agreement dated July 25, 2006 among Internet Gold—Golden Lines Ltd., Fishman Family Properties Management (1988) Ltd., Monitin Media Ltd., Globescom Communication (1997) Ltd. and 012 Golden Lines Ltd. for the acquisition by Internet Gold of a 100% interest in 012 Golden Lines Ltd.**

10.7	Form of Agreement among the Registrant, Smile.Media Ltd. and Internet Gold-Golden Lines Ltd.**

10.8	Agreement dated December 29, 2006 between the Registrant and Smile.Media Ltd.**

10.9	Capacity Right of Use Agreement dated as of January 1, 2003 by and between Mediterranean Nautilus Limited and 012 Golden Lines Ltd.* **

10.10	Offer to 012 Golden Lines Ltd. to Purchase Additional Capacity over the Med Nautilus Network dated September 5, 2005* **

10.11	Capacity Rights of Use Agreement, dated July 31, 2003, between Barak I.T.C. (1995)—The International Telecommunications Services Corp. Ltd. and Internet Gold - Golden Lines Ltd.* **

10.12	Amendment of Agreement, dated November 10, 2005, between Barak I.T.C. (1995)—The International Telecommunications Services Corp. Ltd. and Internet Gold - Golden Lines Ltd.*

10.13	2007 Equity Incentive Plan**

21	Subsidiaries**

23.1	Consent of Somekh Chaikin, independent registered public accounting firm, a member firm of KPMG International**

23.2	Consent of Kost Forer Gabbay & Kasierer, independent registered public accounting firm, a member firm of Ernst & Young Global**

23.3	Consent of BDO Ziv Haft Consulting & Management Ltd.**

23.4	Consent of Shibolet & Co. (contained in Exhibit 5.1)**

24.1	Power of Attorney (included in the signature page to the Registration Statement)**

*	Confidential treatment has been requested for the deleted portions of Exhibits 10.9, 10.10, 10.11 and 10.12.
**	Previously filed.

Item 9. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petach-Tikva, State of Israel on this 29th day of October, 2007.

012 SMILE.COMMUNICATIONS LTD.

BY:	/s/ STELLA HANDLER
Stella Handler
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities on October 29, 2007:

Name	Title

*	Chairman of the Board of Directors
Shaul Elovitch

*	Vice Chairman of the Board of Directors
Eli Holtzman

*	Director
Anat Winner

/S/ STELLA HANDLER	Chief Executive Officer
Stella Handler

/S/ DORON ILAN	Chief Financial and Accounting Officer
Doron Ilan

By:/s/ Donald J. Puglisi Puglisi & Associates 850 Library Avenue, Suite 204 Newark, Delaware 19711 Tel. (302) 738-6680	Authorized Representative in the United States

*By: /S/ STELLA HANDLER	Attorney-in Fact
Stella Handler